UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number 000-49995

Argentex Mining Corporation
(Translation of registrant’s name into English)

Suite 835 – 1100 Melville Street, Vancouver, British Columbia V6E 4A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Argentex Mining Corporation
Suite 835 - 1100 Melville Street
Vancouver, British Columbia  V6E 4A6

Item 2         Date of Material Change

January 20, 2012 and January 22, 2012

Item 3         News Release

A news release was disseminated through Marketwire on January 23, 2012.

Item 4         Summary of Material Change

On January 20, 2012, Mr. Colin Godwin resigned from the Argentex Board of Directors.

Effective January 22, 2012, Mr. Kenneth Hicks resigned as Chief Executive Officer, President, Secretary, and Director of the Company and from all offices held by him with SCRN Properties, Ltd. (a wholly-owned subsidiary of Argentex).

Effective January 22, 2012, Mr. Peter A. Ball, Argentex’s Executive Vice President of Corporate Development, was appointed as the interim President of Argentex.  Mr. Jeffrey Finkelstein, Argentex’s Chief Financial Officer, was appointed the sole director and officer of SCRN Properties Ltd.

Item 5         Full Description of Material Change

5.1 Full Description of Material Change

On January 20, 2012, Mr. Colin Godwin resigned from the Argentex Board of Directors.

Effective January 22, 2012, Mr. Kenneth Hicks resigned as Chief Executive Officer, President, Secretary, and Director of the Company and from the board of directors and all offices held by him with SCRN Properties, Ltd. (a wholly-owned subsidiary of Argentex).

Effective January 22, 2012, Mr. Peter A. Ball, Argentex’s Executive Vice President of Corporate Development, was appointed as the interim President of Argentex.  Mr. Jeffrey Finkelstein, Argentex’s Chief Financial Officer, was appointed the sole director and officer of SCRN Properties Ltd.

Effective January 22, 2012, Argentex and Mr. Hicks agreed to the termination of the consulting agreement between Argentex, on the one hand, and Frontera Geological Services and Mr. Hicks, on the other hand.

A copy of the press release announcing the changes to Argentex is attached to this Material Change Report.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7         Omitted Information

None

Item 8         Executive Officer

Jeff Finkelstein, CFO & Treasurer

Tel: (604) 568-2496

Item 9         Date of Report

                    January 24, 2012

Suite 835 – 1100 Melville Street
Vancouver, BC   V6E 4A6
Office:  (604) 568-2496
Fax:  (604) 568-1540
www.argentexmining.com
info@argentexmining.com

Argentex Announces Resignations of CEO and Director
and Appoints Interim President

Vancouver, BC, Canada – January 23, 2012 - Argentex Mining Corporation (“Argentex” or the "Company") (TSX-V: ATX, OTCBB: AGXMF) announced today that, effective immediately, Mr. Kenneth Hicks has resigned as Chief Executive Officer, President and Secretary of the Company.  Mr. Hicks, along with Mr. Colin Godwin, have also resigned from the Board of Directors of Argentex.  Mr. Godwin's resignation was effective January 20, 2012 and Mr. Hicks’ was effective January 22, 2012.

Mr. Peter A. Ball, the Company’s Executive Vice President of Corporate Development has been appointed as the interim President.  Mr. Ball is a mining professional with close to 25 years of mining and financial experience including senior management roles encompassing finance, investor relations, securities trading, mine engineering, business development, corporate communications, public relations and marketing. Mr. Ball has held previous technical, financial and management roles with various companies including Eldorado Gold, Echo Bay Mines, RBC Dominion Securities, Hudson Bay Mining and Smelting, and Adriana Resources. Mr. Ball is a graduate of the Haileybury School of Mines (1989), the Business Program at Georgian Business College (1996) and the Canadian Securities Program (1994 and 1999).

"We want to thank Mr. Hicks for his leadership and commitment to the company over the past eight years. We wish him well in his future endeavors," commented Peter A. Ball, President of Argentex.

The Board of Argentex will immediately undertake the process of recruiting and selecting a new CEO.

Argentex remains in a strong financial position, with approximately $10.8 million in cash and short-term investments, as at the Company’s most recent quarter ending October 31, 2011. The Company’s management and Board of Directors look forward to the completion of the Pinguino resource update and are focused on building superior shareholder value through organic growth initiatives and the ongoing evaluation of opportunities presented to the Company.

About Argentex

Argentex Mining Corporation is an exploration company focused on the discovery of silver, gold and polymetallic deposits on its advanced exploration project portfolio in the Patagonia region of southern Argentina. In total, Argentex owns 100% of the mineral rights to more than 35 properties located within approximately 307,981 acres (124,636 hectares) of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCBB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Peter A. Ball"
President

For additional information please contact:

Peter A. Ball
President
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email: peter@argentexmining.com
www.argentexmining.com

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements in this news release include the Board of Argentex will immediately undertake the process of recruiting and selecting a new CEO, completion of the Pinguino resource update and the Board of Directors are focused on building superior shareholder value through organic growth initiatives and the ongoing evaluation of opportunities presented to the Company.  Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, the availability of the Company’s consultants and risks that are inherent in Argentex's operations including the risks that the Company may not find any minerals in commercially feasible quantity or raise enough money to fund its exploration plans. These and other risks are described in the Company's Annual Information Form and other public disclosure documents filed on the SEDAR website maintained by the Canadian Securities Administrators and the EDGAR website maintained by the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Argentex Mining Corporation

/s/ Jeff Finkelstein
Jeff Finkelstein, CFO & Treasurer
Date: January 24, 2012